JACKSON NATIONAL LIFE INSURANCE COMPANY

1 Corporate Way

Lansing, Michigan 48951

January 6, 2006

EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jackson National Separate Account – I

File Nos.: 333-121777 and 811-08664

FORM RW

Dear Sir/Madam:

On December 30, 2004, we filed an initial registration statement on Form N-4 (Accession No. 0000927730-04-000325). The registration statement never became effective, and we sold no securities in connection with the offering. Also, we no longer contemplate offering the securities this registration statement concerns. We therefore respectfully request withdrawal of the registration statement pursuant to Rule 477 under the Securities Act of 1933.

Please note that this request is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the company.

Please call me, at (517) 367-3835, with your questions or comments.

Sincerely,

/s/ John S. Kreighbaum

John S. (Scott) Kreighbaum

Senior Attorney

Cc:	Ellen J. Sazzman, Esq.